

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Via U.S. Mail and Fax (604) 685-3764
Mr. Alan D. Campbell
Chief Financial Officer
Amador Gold Corp.
711-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B 1N2

      Re: Amador Gold Corp.
              Form 20-F/A2 for Fiscal Year ended October 31, 2009
              Filed September 8, 2010
              File No. 000-50422

Dear Mr. Campbell:

      We have reviewed your response letter dated November 30, 2010 as well as your amended filing and have the following comments.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A2 for the Fiscal Year ended October 31, 2009

General

1.   We note that you have not complied with prior comment 1, requesting that you add an explanatory note in the forepart of your filing apprising readers of the reasons for the amendment and identifying the particular sections of the document where further details are presented. And although you have listed a "Summary of Amendments" section heading under your table of contents at page 1, you provided no such summary. Please augment the language provided in your response letter with a description of the specific

revisions being made and directing readers to the pages or sections of the document where further details are disclosed; this disclosure should appear in the filing.

Loveland 2 Property pages 26-29

2.   We note your response to prior comment 4, concerning disclosure indicating that your mineral resource estimate for the Hollinger zone did not comply with the standards of National Instrument 43-101. We note that you removed the reference to "non 43-101 compliant" from the earlier disclosure appearing in the eleventh paragraph under this heading, which stated that the "…Hollinger zone is reported to possess a non 43-101 compliant historical resource of 442,000 tons grading .42% Cu and .71% Ni."

Please tell us whether you determined that the resources estimate complies with the requirements of National Instrument 43-101 or if you continue to regard the estimate as a non-compliant historical resource estimate; and submit the underlying reserve report that you have relied upon in making these disclosures. If the estimate is non-compliant, you need to provide disclosure in the filing that is fully responsive to section 2.4 of National Instrument 43-101. This would identify the source and date of the estimate; comment on the relevance and reliability of the estimate; state whether the estimate uses categories other than those prescribed by National Instrument 43-101; and include any more recent estimates or data available for the property. If the estimate is non-compliant, we also ask that you tell us the respects in which it is non-compliant.

Please submit with your next reply the revisions that you propose to resolve the concerns outlined in this comment. In addition to the points mentioned above, such revisions should clarify whether in associating the estimate with "work completed by Cominco" you intended to attribute responsibility for the estimate to Cominco and if so, also explain whether you have obtained permission from that entity to place such reliance.

Note 12 – Differences between Canadian and United States GAAP, page F-36 – F-41

a) Mineral property exploration and development, page F-36

3.   We note that you have not complied with prior comment 6, in which we asked you to disclose details of your impairment testing under Canadian and U.S. GAAP. Instead, you indicate that Canadian GAAP does not require impairment testing and you are silent on the results of your impairment testing under U.S. GAAP. Given your history of reporting accrual-based and cash flow operating losses, you need to conduct impairment testing at the end of each period to comply with U.S. GAAP (FASB ASC 360-10-35-21(e)). You also need to disclose how your Canadian and U.S. GAAP methodologies compare to comply with Item 17(c)(2) of Form 20-F. This should include details sufficient to understand how your view of there being no requirement to test for impairment under Canadian GAAP is consistent with the guidance in CICA Handbook §3063, paragraphs 09 and 10(e), and ACG-11, paragraph 12. We reissue prior comment 6.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief